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     FFLEISCHER@GRAY-ROBINSON.COM


                                December 8, 2004


Michael Pressman
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, DC 20549-0303

         Re:      Tech Data Corporation
                  Schedule TO-I filed November 16, 2004
                  File No. 5-37498

                  Form S-4 filed November 16, 2004
                  File No. 333-120552

Dear Mr. Pressman:

         This letter is in response to your letter of comment (the "letter of comment") dated December 1, 2004 related to the above-reference filing for Tech Data Corporation (the "Registrant"). We will specifically respond herein by numbered paragraph to corresponding numbered paragraphs in your letter of comment.

SCHEDULE TO-I

1. We have filed Amendment Number 1 to Schedule TO to specifically refer in Item 3 thereof under the caption "Identity and Background of Filing Person" that the information included in Item 1, subsection entitled "Executive Officer" in Tech Data's Annual Report on Form 10-K for the fiscal year ended January 31, 2004 is incorporated by reference. The executive officers of the Registrant are set forth in that Item 1.

REGISTRATION STATEMENT

GENERAL

2. The Registrant offered $250 million of its 2% Convertible Subordinated Debentures due 2021 (the "existing debentures") to "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act of 1933, as amended (the "1933 Act") and outside the United States in accordance with Regulation S under the 1933 Act on December 5, 2001. The initial purchasers of the existing debentures were Salomon Smith Barney (now Citigroup Global Markets Inc.) and Banc of America Securities LLC. The initial purchasers were granted an over allotment option to purchase up to $50 million in principal amount of additional existing debentures. (Only $40 million of the over allotment option was exercised.) The Registrant filed a Registration Statement on Form S-3 to register existing debentures in the principal amount of $290 million


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Mr. Michael Pressman
December 8, 2004
Page 2


         pursuant to a registration rights agreement with the initial purchasers. That Registration Statement became effective on June 6, 2002.

COVER PAGE

3. We acknowledge the Staff's comment. However, we respectfully submit that specifying the amount of common stock issuable upon conversion of the new debentures in the registration fee table and the cover table is not required or applicable under the terms of the new debentures. The new debentures will require us to settle all conversions for a combination of cash and shares, if any, in lieu of only shares. Cash paid will equal the lesser of the principal amount of the new debentures and their conversion value. Shares of our common stock will be issued only if the closing sale price of our common stock exceeds the conversion price during the "applicable conversion reference period" as described in the Prospectus.

4. We acknowledge the Staff's comment, and have revised the legend on the cover page of the prospectus accordingly. We supplementally advise the Staff that the prospectus as initially filed was not subject to completion but rather contained all the required information, including pricing information, in order to effectively commence the exchange offer. Please see the cover page.

5. In response to the Staff's comment, we have included on the cover page a brief description of our reasons for undertaking the exchange offer. Please see the cover page.

SUMMARY, PAGE 3

6. In response to the Staff's comment, we have revised the disclosure to include the additional detail requested in the summary section. Please see page 9, subcaption "Accounting Treatment."

SUMMARY OF CERTAIN DIFFERENCES BETWEEN THE EXISTING DEBENTURES AND THE NEW DEBENTURES, PAGE 7

7. In response to the Staff's comment, we have revised the disclosure in the summary section to highlight the differences in risks between the existing and new debentures. Please see page 10, subcaption "Risks associated with the existing debentures and the new debentures."

8. In response to the Staff's comment, we have revised the disclosure under the subcaption "Settlement Upon Conversion" discussing the means by which the Registrant expects to finance the cash requirements resulting from conversion of the new debentures. Please see page 7.

FORWARD LOOKING STATEMENTS, PAGE 13

9. In response to the Staff's comment, we have eliminated any reference to the Private Securities Litigation Reform Act. Please see page 15.

10. In response to the Staff's comment, we have deleted the statement that we have no obligation to update forward-looking information. Please see page 15.


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Mr. Michael Pressman
December 8, 2004
Page 3


SELECTED CONSOLIDATED FINANCIAL DATA, PAGE 16

11. The selected earnings per share data originally set forth on page 16 of the Prospectus included in the Form S-4 filed on November 16, 2004 and now on page 18 of the Prospectus dated the date hereof, includes "net income (loss) per common share (basic and diluted)" and "weighted average common shares outstanding: basic and diluted." Please note that we have updated the financial data to October 31, 2004.

PURPOSE OF THE EXCHANGE OFFER, PAGE 18

12. In response to the Staff's comment, we have revised the disclosure to include greater detail on the reasons underlying the exchange offer. Please see page 20.

CONDITIONS FOR COMPLETION OF THE EXCHANGE OFFER, PAGE 22

13. In response to the Staff's comment, we have revised the opening paragraph under "Legal Limitation" to remove any implication that the Company reserves the right to conduct an illusory offer. Please see page 26. We supplementally confirm to the Staff that we understand your position with respect to an "illusory offer."

14. We acknowledge the Staff's comment. We respectfully submit that the major hostilities, war or calamity condition set forth on page 25 is already limited in its application. The condition can only be triggered if the effect of any outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer.

15. In response to the Staff's comment, we have added under this section in the paragraph under the third bullet on the first half of page 25 and in Instruction 8 of the Letter of Transmittal the following: "In the event we waive a condition, it will be deemed waived for all holders of the existing debentures."

ACCOUNTING TREATMENT, PAGE 23

16. This will confirm that the Company applied the guidelines in EITF Issue No. 96-19 with respect to the accounting treatment for the exchange transaction.

DEALER MANAGER, PAGE 23

17. In response to the Staff's comment, we have revised the disclosure to include the amount of compensation of the dealer manger. Please see page 26.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS, PAGE 45

18. In response to the Staff's comment, rather than referring to "certain" tax consequences we refer to "material" tax consequences.

Mr. Michael Pressman
December 8, 2004
Page 4


19. In response to the Staff's comments, we have added a reference to the fact that the discussion, in so far as it relates to matters of U.S. federal income tax and regulations or legal conclusions with respect thereto, constitutes the opinion of GrayRobinson, P.A., as to the material U.S. federal income tax consequences to the holders of the existing debentures of their exchange for the new debentures pursuant to the exchange offer. In addition, we have revised the last two sentences of the penultimate paragraph on page 49. We have also included our tax opinion as Exhibit 8.1 to this Amendment.

WHERE YOU CAN FIND MORE INFORMATION

20. In response to the Staff's comment, we have deleted the statement incorporating by reference all future filings.

EXHIBITS

21.      We have included our legality opinion as Exhibit 5.1 to this Amendment.

CLOSING COMMENTS

         Please be advised that the Registrant, as the "filing person," acknowledges that the Registrant is responsible for the following:

         (1) The adequacy and accuracy of the disclosure in the Registration Statement and Form TO;

         (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement and Form TO filed November 16, 2004, as amended, reviewed by the Staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Registration Statement and Form TO;

         (3) The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any additional comments or questions, you may contact me at
(813) 273-5135 or via facsimile at (813) 273-5145.

                                                 Very truly yours,

                                                 /s/ Frank N. Fleischer

                                                 Frank N. Fleischer